SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 20, 2006

(Commission File No. 1-15256)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration	Corporate Taxpayer Registration
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A., based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, hereby discloses to the market a decision rendered by the United States District Court of the Southern District of New York on March 16, 2006, as transcribed below:

“UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------------------------- x
INTERNATIONAL EQUITY INVESTMENTS, INC.
and CITIGROUP VENTURE CAPITAL
INTERNATIONAL BRAZIL, LLC, on behalf of itself                05 Civ. 2745 (LAK)
and Citigroup Venture Capital International Brazil, L.P.
(f.k.a. CVC/Opportunity Equity Partners, L.P.),
Plaintiffs,
v.
OPPORTUNITY EQUITY PARTNERS, LTD.
(f.k.a. CVC/Opportunity Equity Partners, Ltd.) and
DANIEL VALENTE DANTAS,
Defendants.
-------------------------------------------------- x

ORDER TO SHOW CAUSE WITH TEMPORARY RESTRAINING ORDER

     Upon consideration of the Affidavit of Carmine D. Bocuzzi in support of Plaintiffs’ Order to Show Cause, sworn to March 15, 2006, and the exhibits thereto, the Memorandum of Law in Support of Plaintiffs’ Motion for a Preliminary Injunction and a Temporary Restraining Order, the Declaration of Flavio Galdino dated March 15, 2006 and the exhibits thereto, the Declaration of John Christopher Brougham, O.C. dated March 15, 2006, and the record in this case, and after hearing consent for both sides, it is hereby:

     ORDERED that defendants Opportunity Equity Partners Ltd. (“Opportunity”) and Daniel Valente Dantas (“Dantas”) SHOW CAUSE before this Court in Courtroom 12D of the United States Courthouse located at 500 Pearl Street, in the borough of Manhattan, City and State of New York, on the 28 day of March 2006, at 10:00 a.m., why an Order should not be made and entered herein, pursuant to Rule 65 of the Federal Rules of Civil Procedure, enjoining defendants Dantas and Opportunity, and their officers, agents, servants, employees, and attorneys, and all those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, from enforcing or otherwise giving effect to any provision of the Amendment to the Amended and Restated Shareholders’ Agreement dated as of September 12, 2003 (the “Umbrella Agreement”), or taking any action in furtherance of the foregoing.

Sufficient reason being alleged, it is hereby

     ORDERED that, pending a further Order by this Court, defendants Dantas and Opportunity, and their officers, agents, servants, employees, and attorneys, and all those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, are enjoined from enforcing or otherwise giving effect to any provision of the Umbrella Agreement, or taking any action in furtherance of the foregoing; and it is further

     ORDERED that answering papers, if any, shall be filed and served electronically or by hand upon plaintiffs’ attorneys, Howard S. Zelbo, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on or before March 22, 2006 by 1 p.m.; and it is further

     ORDERED that reply papers, if any, shall be filed and served electronically or by hand upon defendants’ attorneys on or before March 24, 2006 at 1 p.m.

SO ORDERED.

Dated: New York, New York
March 16, 2006
Issued at 11:50 a.m.

Lewis A. Kaplan
United States District Judge”

Brasília, March, 20 2006.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer